Reconciliation of Gross (Non-GAAP) to Net (GAAP) Revenue

	Year Ended December 31,	
	2023	2022
Gross (Non-GAAP) Revenue		
Direct to Consumer - Up Front	7,915,691	6,877,525
Subscriptions	1,305,978	1,255,332
B2B	4,269,677	3,790,765
Hearing Services	78,997	108,605
TOTAL GROSS (NON GAAP) REVENUE	**13,570,343**	**12,032,227**
Returns, cancellations, refunds, promotions	1,665,861	1,354,959
TOTAL NET (GAAP) REVENUE	**11,904,482**	**10,677,268**